UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

SolarWinds Corporation

(Name of Issuer)

Common stock, par value $0.001

(Title of Class of Securities)

83417Q105

(CUSIP Number)

December 31, 2018

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83417Q105

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): HarbourVest Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,993,374 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,993,374 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,993,374 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☒ (See Item 4)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.6%(1)
12	TYPE OF REPORTING PERSON (See Instructions) IA

(1)

All percentages calculated in this Schedule 13G are based upon an aggregate of 309,943,622 shares of common stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission (the “Commission”) on November 27, 2018.

CUSIP No. 83417Q105

1	NAMES OF REPORTING PERSON HarbourVest 2015 Global Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 333,057 (See Item 4)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 333,057 (See Item 4)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 333,057 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%(1)
12	TYPE OF REPORTING PERSON (See Instructions) OO

(1)

All percentages calculated in this Schedule 13G are based upon an aggregate of 309,943,622 shares of common stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q as filed with the Commission on November 27, 2018.

CUSIP No. 83417Q105

1	NAMES OF REPORTING PERSON HarbourVest Global Annual Private Equity Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 499,586 (See Item 4)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 499,586 (See Item 4)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 499,586 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☒ (See Item 4)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.2%(1)
12	TYPE OF REPORTING PERSON (See Instructions) OO

(1)

All percentages calculated in this Schedule 13G are based upon an aggregate of 309,943,622 shares of common stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q as filed with the Commission on November 27, 2018.

CUSIP No. 83417Q105

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): HarbourVest Partners IX-Buyout Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,387,738 (See Item 4)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,387,738 (See Item 4)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,387,738 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☒ (See Item 4)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.4%(1)
12	TYPE OF REPORTING PERSON (See Instructions) OO

(1)

All percentages calculated in this Schedule 13G are based upon an aggregate of 309,943,622 shares of common stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q as filed with the Commission on November 27, 2018.

CUSIP No. 83417Q105

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): HarbourVest Partners X AIF Buyout L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Scotland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 333,057 (See Item 4)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 333,057 (See Item 4)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 333,057 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☒ (See Item 4)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%(1)
12	TYPE OF REPORTING PERSON (See Instructions) OO

(1)

All percentages calculated in this Schedule 13G are based upon an aggregate of 309,943,622 shares of common stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q as filed with the Commission on November 27, 2018.

CUSIP No. 83417Q105

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): HarbourVest Partners X Buyout Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 777,134 (See Item 4)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 777,134 (See Item 4)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 777,134 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☒ (See Item 4)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3%(1)
12	TYPE OF REPORTING PERSON (See Instructions) OO

(1)

All percentages calculated in this Schedule 13G are based upon an aggregate of 309,943,622 shares of common stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q as filed with the Commission on November 27, 2018.

CUSIP No. 83417Q105

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Meranti Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 555,095 (See Item 4)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 555,095 (See Item 4)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 555,095 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☒ (See Item 4)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.2%(1)
12	TYPE OF REPORTING PERSON (See Instructions) OO

(1)

All percentages calculated in this Schedule 13G are based upon an aggregate of 309,943,622 shares of common stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q as filed with the Commission on November 27, 2018.

CUSIP No. 83417Q105

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): NPS Co-Investment (A) Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 555,095 (See Item 4)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 555,095 (See Item 4)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 555,095 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☒ (See Item 4)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.2%(1)
12	TYPE OF REPORTING PERSON (See Instructions) OO

(1)

All percentages calculated in this Schedule 13G are based upon an aggregate of 309,943,622 shares of common stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q as filed with the Commission on November 27, 2018.

CUSIP No. 83417Q105

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): SMRS-TOPE LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,885,669 (See Item 4)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,885,669 (See Item 4)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,885,669 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☒ (See Item 4)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.3%(1)
12	TYPE OF REPORTING PERSON (See Instructions) OO

(1)

All percentages calculated in this Schedule 13G are based upon an aggregate of 309,943,622 shares of common stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q as filed with the Commission on November 27, 2018.

CUSIP No. 83417Q105

Item 1

(a)	Name of Issuer:

SolarWinds Corporation (the “Company”)

(b)	Address of Issuer’s Principal Executive Offices:

The Company’s principal executive offices are at 7171 Southwest Parkway, Building 400, Austin, Texas 78735.

Item 2

(a)	Name of Person Filing:

HarbourVest Partners, LLC

HarbourVest 2015 Global Fund L.P.

HarbourVest Global Annual Private Equity Fund L.P.

HarbourVest Partners IX-Buyout Fund L.P.

HarbourVest Partners X AIF Buyout L.P.

HarbourVest Partners X Buyout Fund L.P.

Meranti Fund L.P.

NPS Co-Investment (A) Fund L.P.

SMRS-TOPE LLC

The Reporting Persons have entered into a Joint Filing Agreement, dated February 13, 2019, a copy of which is attached as Exhibit A to this Statement, pursuant to which the Reporting Persons agreed to file this Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is c/o HarbourVest Partners, LLC, One Financial Center, 44th Floor, Boston, Massachusetts 02111.

(c)	Citizenship:

HarbourVest Partners, LLC - Delaware

HarbourVest 2015 Global Fund L.P. – Cayman Islands

HarbourVest Global Annual Private Equity Fund L.P. – Cayman Islands

HarbourVest Partners IX-Buyout Fund L.P. - Delaware

HarbourVest Partners X AIF Buyout L.P. – Scotland

HarbourVest Partners X Buyout Fund L.P. - Delaware

Meranti Fund L.P. – Cayman Islands

NPS Co-Investment (A) Fund L.P. – Cayman Islands

SMRS-TOPE LLC - Delaware

(d)	Title of Class of Securities:

Common stock, par value $0.001 per share (the “Common Stock”)

(e)	CUSIP Number:

83417Q105

CUSIP No. 83417Q105

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Not applicable.

Item 4	Ownership:

(a)	Amount beneficially owned:

In the aggregate, the Reporting Persons beneficially own 8,326,431 shares of Common Stock, consisting of: 333,057 shares directly held by HarbourVest 2015 Global Fund L.P., 499,586 shares directly held by HarbourVest Global Annual Private Equity Fund L.P., 1,387,738 shares directly held by HarbourVest Partners IX-Buyout Fund L.P., 333,057 shares directly held by HarbourVest Partners X AIF Buyout L.P., 777,134 shares directly held by HarbourVest Partners X Buyout Fund L.P., 555,095 shares directly held by Meranti Fund L.P., 555,095 shares directly held by NPS Co-Investment (A) Fund L.P., and 3,885,669 shares directly held by SMRS-TOPE LLC.

HarbourVest Partners, LLC is the managing member of HarbourVest 2015 Global Associates LLC, which is the general partner of HarbourVest 2015 Global Associates L.P., which is the general partner of HarbourVest 2015 Global Fund L.P. Each of HarbourVest Partners, LLC, HarbourVest 2015 Global Associates LLC and HarbourVest 2015 Global Associates L.P. may be deemed to have a beneficial interest in the securities held by HarbourVest 2015 Global Fund L.P.

HarbourVest Partners, LLC is the managing member of HarbourVest Global Associates LLC, which is the general partner of HarbourVest Global Associates L.P., which is the general partner of HarbourVest Global Annual Private Equity Fund L.P. Each of HarbourVest Partners, LLC, HarbourVest Global Associates LLC and HarbourVest Global Associates L.P. may be deemed to have a beneficial interest in the securities held by HarbourVest Global Annual Private Equity Fund L.P.

HarbourVest Partners, LLC is the managing member of HarbourVest IX-Buyout Associates LLC, which is the general partner of HarbourVest IX-Buyout Associates L.P., which is the general partner of HarbourVest Partners IX-Buyout Fund L.P. Each of HarbourVest Partners, LLC, HarbourVest IX-Buyout Associates LLC and HarbourVest IX-Buyout Associates L.P. may be deemed to have a beneficial interest in the securities held by HarbourVest Partners IX-Buyout Fund L.P.

HarbourVest Partners (Europe) Limited is the Alternative Investment Fund Manager of HarbourVest Partners X AIF Buyout L.P. HarbourVest Partners (Europe) Limited may be deemed to have a beneficial interest in the securities held by HarbourVest Partners X AIF Buyout L.P.

CUSIP No. 83417Q105

HarbourVest Partners, LLC is the managing member of HarbourVest X Associates LLC, which is the general partner of HarbourVest X Associates L.P., which is the general partner of HarbourVest Partners X Buyout Fund L.P. Each of HarbourVest Partners, LLC, HarbourVest X Associates LLC and HarbourVest X Associates L.P. may be deemed to have a beneficial interest in the securities held by HarbourVest Partners X Buyout Fund L.P.

HarbourVest Partners, LLC is the managing member of Meranti Associates LLC, which is the general partner of Meranti Associates L.P., which is the general partner of Meranti Fund L.P. Each of HarbourVest Partners, LLC, Meranti Associates LLC and Meranti Associates L.P. may be deemed to have a beneficial interest in the securities held by Meranti Fund L.P.

HarbourVest Partners, LLC is the managing member of HarbourVest GP LLC, which is the general partner NPS Co-Investment Associates L.P., which is the general partner of NPS Co-Investment (A) Fund L.P. Each of HarbourVest Partners, LLC, HarbourVest GP LLC and NPS Co-Investment Associates L.P. may be deemed to have a beneficial interest in the securities held by NPS Co-Investment (A) Fund L.P.

HarbourVest Partners, LLC is the general partner of HarbourVest Partners L.P., which is the manager of HVST-TOPE LLC, which is the managing member of SMRS-TOPE LLC. Each of HarbourVest Partners, LLC, HarbourVest Partners L.P. and HVST-TOPE LLC may be deemed to have a beneficial interest in the securities held by SMRS-TOPE LLC.

Each of the Reporting Persons, other than the direct holder of the securities, disclaims beneficial ownership of the shares of Common Stock owned by the other Reporting Persons except to the extent of its pecuniary interest therein and this report shall not be deemed an admission that any such reporting person is the beneficial owner of such securities for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose.

Voting and investment power over the securities owned directly by HarbourVest 2015 Global Fund L.P., HarbourVest Global Annual Private Equity Fund L.P., HarbourVest Partners IX-Buyout Fund L.P., HarbourVest Partners X Buyout Fund L.P., Meranti Fund L.P., NPS Co-Investment (A) Fund L.P. and SMRS-TOPE LLC is exercised by the applicable investment committee of HarbourVest Partners, LLC. Each of the members of the applicable HarbourVest investment committee disclaims beneficial ownership of the shares held directly by HarbourVest 2015 Global Fund L.P., HarbourVest Global Annual Private Equity Fund L.P., HarbourVest Partners IX-Buyout Fund L.P., HarbourVest Partners X Buyout Fund L.P., Meranti Fund L.P., NPS Co-Investment (A) Fund L.P. and SMRS-TOPE LLC.

Voting and investment power over the securities owned directly by HarbourVest Partners X AIF Buyout L.P. is exercised by the Investment Committee of HarbourVest Partners (Europe) Limited. Each of the members of the Investment Committee of HarbourVest Partners (Europe) Limited disclaims beneficial ownership of the shares held directly by HarbourVest Partners X AIF Buyout L.P.

Certain of the Reporting Persons and certain other stockholders listed on Annex A hereto (collectively, the “Stockholders”) are parties to a Stockholders’ Agreement (the “Stockholders’ Agreement”), dated February 5, 2016, which contains, among other things, certain provisions relating to transfer of, and coordination of the voting of, securities of the Issuer by the parties thereto. By virtue of the Stockholders’ Agreement and the obligations and rights thereunder, the Reporting Persons acknowledge and agree that they are acting as a “group” with the other Stockholders within the meaning of Section 13(d) of the Exchange Act. Based in part on information provided by the Issuer, as of December 31, 2018, such a “group” would be deemed to beneficially own an aggregate of 275,327,427 shares of Common Stock, or 88.8% of the total number of shares outstanding. The Reporting Persons expressly disclaim beneficial ownership over any shares of Common Stock that they may be deemed to beneficially own solely by reason of the Stockholder Agreement. Certain other stockholders listed on Annex A attached hereto are separately making Schedule 13G filings reporting their beneficial ownership of shares of Common Stock.

(b)	Percent of class:

In the aggregate, the Reporting Persons beneficially own 8,326,431 shares of Common Stock, or 2.7% of the total number of shares outstanding.

All percentages calculated in this Schedule 13G are based upon an aggregate of 309,943,622 shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q as filed with the Commission on November 27, 2018.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See Item 5 on the cover pages hereto.

(ii)	shared power to vote or to direct the vote: See Item 6 on the cover pages hereto.

(iii)	sole power to dispose or to direct the disposition of: See Item 7 on the cover pages hereto.

(iv)	shared power to dispose or to direct the disposition of: See Item 8 on the cover pages hereto.

CUSIP No. 83417Q105

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13G.

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable.

Item 8	Identification and Classification of Members of the Group:

See Items 2(a) - 2(c).

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

Not Applicable.

CUSIP No. 83417Q105

Annex A

List of Other Stockholders Party to the Stockholder Agreement

AlpInvest GA Co C.V.

AlpInvest Partners Co-Investments 2014 I C.V.

AlpInvest Partners Co-Investments 2014 II C.V.

AM 2014 Co C.V.

Hermes USA Investors Venture II LP

Howard Hughes Medical Institute

Lexington Co-Investment Holdings III L.P.

NB - Iowa’s Public Universities LP

NB Crossroads XX - MC Holdings LP

NB Crossroads XXI - MC Holdings LP

NB PEP Holdings Limited

NB RP Co-Investment & Secondary Fund LLC

NB Sonoran Fund Limited Partnership

NB Strategic Co-Investment Partners II Holdings LP

NB Wildcats Fund LP

Neuberger Berman Insurance Fund Series of the SALI Multi-Series Fund L.P.

The Prudential Insurance Corporation of America

The Prudential Legacy Insurance Corporation of New Jersey

Silver Lake Partners IV, L.P.

Silver Lake Technology Investors IV, L.P.

Silver Lake Technology Associates IV, L.P.

SLP Aurora Co-Invest, L.P.

TFL Trustee Company Limited as Trustee of the TFL Pension Fund

Thoma Bravo Executive Fund XI, L.P.

Thoma Bravo Executive Fund XII, L.P.

Thoma Bravo Executive Fund XII-A, L.P.

Thoma Bravo Fund XI, L.P.

Thoma Bravo Fund XI-A, L.P.

Thoma Bravo Fund XII, L.P.

Thoma Bravo Fund XII-A, L.P.

Thoma Bravo Special Opportunities Fund XII, L.P.

Thoma Bravo Special Opportunities Fund XII-A, L.P.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2019

HARBOURVEST 2015 GLOBAL FUND L.P.

By:	HarbourVest 2015 Global Associates L.P.
Its:	General Partner

By:	HarbourVest 2015 Global Associates LLC
Its:	General Partner

By:	HarbourVest Partners, LLC
Its:	Managing Member

By:	/s/ Ian C. Lane
Name:	Ian C. Lane
Title:	Managing Director

HARBOURVEST GLOBAL ANNUAL PRIVATE EQUITY FUND L.P.

By:	HarbourVest Global Associates L.P.
Its:	General Partner

By:	HarbourVest Global Associates LLC
Its:	General Partner

By:	HarbourVest Partners, LLC
Its:	Managing Member

By:	/s/ Ian C. Lane
Name:	Ian C. Lane
Title:	Managing Director

HARBOURVEST PARTNERS IX-BUYOUT FUND L.P.

By:	HarbourVest IX-Buyout Associates L.P.
Its:	General Partner

By:	HarbourVest IX- Buyout Associates LLC
Its:	General Partner

By:	HarbourVest Partners, LLC
Its:	Managing Member

By:	/s/Ian C. Lane
Name:	Ian C. Lane
Title:	Managing Director

HARBOURVEST PARTNERS X AIF BUYOUT L.P.

By:	HarbourVest Partners (Europe) Limited
Its:	Alternative Investment Fund Manager

By:	/s/ Ian C. Lane
Name:	Ian C. Lane
Title:	Managing Director

HARBOURVEST PARTNERS X BUYOUT FUND L.P.

By:	HarbourVest X Associates L.P.
Its:	General Partner

By:	HarbourVest X Associates LLC
Its:	General Partner

By:	HarbourVest Partners, LLC
Its:	Managing Member

By:	/s/ Ian C. Lane
Name:	Ian C. Lane
Title:	Managing Director

MERANTI FUND L.P.

By:	Meranti Associates L.P.
Its:	General Partner

By:	Meranti Associates LLC
Its:	General Partner

By:	HarbourVest Partners, LLC
Its:	Managing Member

By:	/s/ Ian C. Lane
Name:	Ian C. Lane
Title:	Managing Director

NPS CO-INVESTMENT (A) FUND L.P.

By:	NPS Co-Investment Associates L.P.
Its:	General Partner

By:	HarbourVest GP LLC
Its:	General Partner

By:	HarbourVest Partners, LLC
Its:	Managing Member

By:	/s/ Ian C. Lane
Name:	Ian C. Lane
Title:	Managing Director

SMRS-TOPE LLC

By:	HVST-TOPE LLC
Its:	Managing Member

By:	HarbourVest Partners L.P.
Its:	Manager

By:	HarbourVest Partners, LLC
Its:	General Partner

By:	/s/ Ian C. Lane
Name:	Ian C. Lane
Title:	Managing Director

HARBOURVEST PARTNERS, LLC

By:	/s/ Ian C. Lane
Name:	Ian C. Lane
Title:	Managing Director